Pillsbury Winthrop Shaw Pittman LLP

Four Embarcadero Center, 22nd Floor   |   San Francisco, CA 94111-5998   |   tel. 415.983.1000   |   fax 415.983.1200

MAILING ADDRESS: P.O. Box 2824   |   San Francisco, CA 94126-2824

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

November 8, 2013

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	John Cash Accounting Branch Chief

RE:	Renewable Energy Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Form 10-Q for the Fiscal Quarter Ended June 30, 2013 File No. 1-35397

Dear Mr. Cash:

On behalf of our client, Renewable Energy Group, Inc. (the “Registrant”), we hereby provide the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant, dated October 23, 2013. Set forth below are the Registrant’s responses to the Staff’s comments along with the revised disclosure the Registrant intends to appropriately include in its future periodic reports. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 53

1.

To enhance a readers understanding of the impact that changes in your costs of goods sold had on your results of operations, please revise future filings to better quantify and discuss the changes in cost of goods sold as a percentage of revenues

November 8, 2013

from period-to period. Please show us what your revised disclosures will look like.

Response:

The Registrant will expand its results of operations disclosure in future filings to include data quantifying costs of goods sold as a percentage of revenues, including comparisons of applicable current and prior year periods and a discussion of elements driving changes from period to period. Specifically, the Registrant will include the following disclosure in its Quarterly Report on Form 10-Q for the period ended September 30, 2013 (additional language in response to the Staff’s comment is highlighted in bold italics):

“Costs of goods sold. Our costs of goods sold increased $80.5 million, or 25%, and $180.5 million, or 25%, to $400.6 million and $912.8 million for the three and nine months ended September 30, 2013, respectively, from $320.1 million and $732.3 million for the three and nine months ended September 30, 2012, respectively. Costs of goods sold as a percentage of revenues were 87% and 82% for the three and nine months ended September 30, 2013, respectively, compared to 99% and 94% for the three and nine months ended September 30, 2012, respectively. The increase in costs of goods sold as a percentage of revenues in the 2013 periods was primarily due to higher revenues per gallon from reinstatement of the blender’s tax credit and higher biodiesel prices and lower feedstock costs in the 2013 periods:

Biodiesel. Biodiesel costs of goods sold increased $80.5 million, or 25%, and $180.6 million, or 25%, to $400.6 million and $912.7 million for the three and nine months ended September 30, 2013, respectively, compared to $320.1 million and $732.1 million for the three and nine months ended September 30, 2012, respectively. The costs of goods sold increased from additional gallons sold in the first nine months 2013 and was partially offset by slightly lower feedstock prices in 2013 as compared to 2012. Average lower cost feedstocks prices for the three and nine months ended September 30, 2013 were $0.41 and $0.40 per pound, respectively, compared to $0.42 and $0.44 per pound for the three and nine months ended September 30, 2012, respectively. Soybean oil costs for the three and nine months ended September 30, 2013 were $0.48 and $0.52 per pound, respectively, compared to $0.56 and $0.55 per pound for the three and nine months ended September 30, 2012, respectively. We had losses of $11.2 million and $3.2 million from risk management trading activity for the three and nine months ended September 30, 2013, respectively, compared to losses of $18.0 million and $4.9 million from risk management trading for the three and nine months ended September 30, 2012, respectively. Biodiesel costs of goods sold as a percentage of revenues were 87% and 82% for the three and nine months ended September 30, 2013, respectively, compared to 99% and 94% for the three and nine months ended September 30, 2012,

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respectively. The decrease in costs of goods sold as a percentage of revenues in the 2013 periods was primarily due to revenues from the reinstated blenders tax credit and higher biodiesel prices as well as declining feedstock prices during 2013 compared to 2012 and to a lesser extent lower risk management losses during 2013 compared to 2012.”

Item 8. Financial Statements and Supplementary Data, page 68

Notes to the Consolidated Financial Statements, page 74

General

2.	As indicated on page 21, we note that you are a holding company and some of your subsidiaries are subject to loan covenants that generally restrict them from paying dividends, making distributions or making loans to you or any other subsidiary. In light of this fact, please address the need to provide the disclosures required by Rule 4-08(e) of Regulation S-X.

Response:

The Registrant considered the disclosures required by Rule 4-08(e) of Regulation S-X and determined that no further disclosures were necessary as the parent’s proportionate share of restricted net assets of consolidated subsidiaries ($74.1 million) was less than twenty-five percent of consolidated net assets ($81.2 million) as of December 31, 2012. The table below shows the Registrant’s calculations regarding the applicability of Rule 4-08(e).

Test for Disclosure of Restrictions:	December 31, 2012

Parent’s proportionate share of restricted net assets of consolidated subsidiaries.	74,124,878	(A)

Parent’s proportionate share of restricted net assets of unconsolidated subsidiaries.	0	(B)

Parent’s equity in undistributed earnings of 50%-or-less-owned persons accounted for by the equity method.	0	(C)

Total of (A), (B), and (C).	74,124,878	(D)

Consolidated net assets as of end of most recently completed fiscal year.	324,763,602	(E)

25% of (E).	81,190,901	(F)

November 8, 2013

As the Parent’s proportionate share of restricted net assets of consolidated subsidiaries (item D) are not greater than 25% of consolidated net assets as of December 31, 2012 (Item F), no additional disclosures are necessary.

Note 2 – Summary of Significant Accounting Policies, page 75

Inventories, page 76

3.	As discussed on page 37, we note that when you produce a gallon of biodiesel, you generate 1.5 Renewable Identification Numbers (RINs) per gallon and when you sell a gallon of biodiesel you generally attach 1.5 RINs. RINs may also be separated from the gallons of biodiesel and once separated, may be sold. In addition, you may acquire RINs from third parties. Please address the following comments in future filings:

•	Please expand your inventory accounting policy to discuss how you account for the recognition of the RINs you generate;

•	If you separate RINs from the gallons of biodiesel produced, expand your disclosures to clarify how you determine the cost of goods sold related to the RINs sold;

•	As of each balance sheet date presented, separately disclose the value of the RIN inventory you generated from your production of biodiesel. In this regard, we note that you recognized a $19.6 million write-down to lower of cost or market on RIN inventory held throughout the year; and

•	Expand your disclosures in Note 11 - Other Assets to clarify that the RIN inventory reflected in Other Assets relates to the RINs acquired from third parties.

Please show us what your revised disclosures will look like.

Response:

•	Please expand your inventory accounting policy to discuss how you account for the recognition of the RINs you generate;

As noted by the Staff, the Registrant generates RINs in connection with the production of biodiesel. As these RINs are government incentives and not a result of the physical attributes of the biodiesel production, no cost is allocated to these RINs when generated.

November 8, 2013

The Registrant will include the following additional disclosure in its Quarterly Report on Form 10-Q for the period ended September 30, 2013, and in future periodic reports, under Note 2 – Summary of Significant Accounting Policies:

“Renewable Identification Numbers (RINs)

When the Company produces a gallon of biodiesel, 1.5 RINs per gallon are generated. RINs are used to track compliance with Renewable Fuel Standards (RFS2). RFS2 allows the Company to attach between zero and 2.5 RINs to any gallon of biodiesel. When the Company sells a gallon of biodiesel, 1.5 RINs are generally attached. As a result, a portion of the selling price for a gallon of biodiesel is generally attributable to RFS2 compliance. However, RINs that the Company generates are a form of government incentive and not a result of the physical attributes of the biodiesel production. Therefore, no cost is allocated to the RIN when it is generated, regardless whether the RIN is transferred with the biodiesel produced or held by the Company pending attachment to other biodiesel production sales. In addition, the Company also obtains RINs from third parties who have separated the RINs from gallons of biomass-based diesel by blending the biomass-based diesel with at least 80% petroleum diesel fuel. From time to time, the Company holds varying amounts of these separated RINs for resale. RINs obtained from third parties are initially recorded at their cost at the time we acquire them and are subsequently revalued at the lower of cost or market as of the last day of each accounting period and the resulting adjustments are reflected in costs of goods sold for the period. The value of RINs obtained from third parties is reflected in “Prepaid expenses and other assets” on the consolidated balance sheet. The cost of goods sold related to the sale of these RINs is determined using the average cost method, while market prices are determined by RIN values, as reported by the Oil Price Information Service (OPIS).”

•	If you separate RINs from the gallons of biodiesel produced, expand your disclosures to clarify how you determine the cost of goods sold related to the RINs sold;

As noted above, the Registrant also obtains RINs from third parties who have separated the RINs from gallons of biomass-based diesel by blending the biomass-based diesel with at least 80% petroleum diesel fuel. From time to time, the Company holds varying amounts of these separated RINs

November 8, 2013

for resale. The Registrant will include the following additional disclosure in its Quarterly Report on Form 10-Q for the period ended September 30, 2013, and in future periodic reports, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (additional language in response to the Staff’s comment is highlighted in bold italics):

“In accordance with EPA Regulations, we generate 1.5 biomass-based diesel Renewable Identification Numbers, or RINs, for each gallon of biodiesel we produce. RINs are used to track compliance with RFS2 using the EPA moderated transaction system, or EMTS. RFS2 allows us to attach between zero and 2.5 RINs to any gallon of biodiesel we sell. We generally attach 1.5 RINs when we sell a gallon of biodiesel. As a result, a portion of our selling price for a gallon of biodiesel is generally attributable to RFS2 compliance, but no cost is allocated to the RINs generated by our biodiesel production because RINs are a form of government incentive and not a result of the physical attributes of the biodiesel production. In addition, RINs, once obtained with gallons of biodiesel, may then be separated by the acquirer and sold separately. From time to time, we may obtain these RINs from third parties for resale. The value of these RINs obtained from third parties is reflected in “Prepaid expenses and other assets” on our condensed consolidated balance sheet. At each balance sheet date, this RIN inventory is valued at the lower of cost or market and resulting adjustments are reflected in our costs of goods sold for the period. The cost of RINs obtained from third parties is determined using the average cost method. Because we do not allocate costs to RINs generated by our biodiesel production, fluctuations in the value of our RIN inventory represent fluctuations in the value of RINs we have obtained from third parties.”

•	As of each balance sheet date presented, separately disclose the value of the RIN inventory you generated from your production of biodiesel. In this regard, we note that you recognized a $19.6 million write-down to lower of cost or market on RIN inventory held throughout the year; and

As noted above, no cost is allocated to the RIN when it is generated. Therefore, the value of the Registrant’s RIN inventory generated from biodiesel production by the Registrant was zero as of each balance sheet date presented. The Registrant discloses the value of RIN inventory obtained from third parties in the notes to the quarterly financial statements. The $19.6 million write-down to the lower of cost or market for the year ended

November 8, 2013

December 31, 2012 related only to RINs obtained from third parties rather than RINs generated from the Registrant’s production of biodiesel. See above for the Registrant’s proposed disclosures regarding this item.

•	Expand your disclosures in Note 11 - Other Assets to clarify that the RIN inventory reflected in Other Assets relates to the RINs acquired from third parties.

The Registrant will include the following expanded disclosure in Note 8 – Other Assets in its Quarterly Report on Form 10-Q for the period ended September 30, 2013, and in future periodic reports (additional language in response to the Staff’s comment is highlighted in bold italics):

“RIN inventory is valued at the lower of cost or market. RIN inventory consists of (i) RINs the Company generates in connection with its production of biodiesel and (ii) RINs acquired from third parties. RINs generated by the Company are recorded at no cost, as these RINs are government incentives and not a tangible output from its biodiesel production. The cost of RINs acquired from third parties is determined using the average cost method. RIN market value is based upon pricing as reported by the Oil Price Information Service (OPIS). Since RINs produced by the Registrant have zero cost associated to them, the lower of cost or market adjustment in RIN inventory reflects only the value of RINs acquired from third parties. RIN inventory values were adjusted in the amount of $240 and $21 at September 30, 2013 and December 31, 2012, respectively, to reflect the lower of cost or market.”

Note 3 – Stockholders’ Equity of the Company, page 85

Note 4 – Redeemable Preferred Stock, page 88

4.	Given the significant effect the 2012 recapitalization had on your determination of net income attributable to common stockholders, please expand your disclosures to clarify how you accounted for the exchange of Series A preferred stock for the Series B preferred stock and common stock as well as how you determined the $39 million effects of recapitalization recognized in your 2012 Consolidated Statement of Operations. Ensure your disclosures clarify how you determined the fair value of your Series B preferred stock at its issuance date as well as how you determined the amounts reflected in your Consolidated Statements of Redeemable Preferred Stock and Equity (Deficit). Please show us what your revised disclosures will look like.

November 8, 2013

Response:

The Registrant recorded the effects from the exchange of Series A Preferred Stock for Series B Preferred Stock and Common Stock as an extinguishment in accordance with ASC 260-10-S99-2 which states in part:

If a registrant redeems its preferred stock, the SEC staff believes that the difference between (1) the fair value of the consideration transferred to the holders of the preferred stock and (2) the carrying amount of the preferred stock in the registrant’s balance sheet (net of issuance costs) should be subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings per share. The SEC staff believes that the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the registrant’s balance sheet represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock:

The Registrant will include the following additional disclosure in Note 2 in its Quarterly Report on Form 10-Q for the period ended September 30, 2013, and in future periodic reports.

“Recapitalization

In connection with the Company’s IPO on January 24, 2012, the Company gave effect to the one-time conversion of Series A Preferred Stock and certain common stock warrants into 7,660,612 shares of newly-issued Common Stock and 2,999,493 shares of $74,987 aggregate liquidation preference Series B Preferred Stock with cumulative dividends of 4.5% per annum. All Series A Preferred Stock was converted and no Series A Preferred Stock remains outstanding. The Company recorded the effects from the exchange of Series A Preferred Stock for Series B Preferred Stock and Common Stock as an extinguishment in accordance with ASC 260-10-S99-2.

Accordingly, the Company recognized an addition to the income available to common shareholders in the amount of $39,107. This amount was determined by comparing the fair value of the Series B Preferred Stock and Common Stock issued of $152,327 to the carrying amount of the Series A preferred shares that were redeemed of $191,434. The excess of the carrying amount of Series A Preferred Stock that were redeemed over the fair value of the Series B Preferred

November 8, 2013

Stock and Common Stock that were issued was recorded as an increase to additional paid-in capital and was added to net earnings available to common shareholders of $39,107. The Series B Preferred Stock fair value was determined using Monte Carlo simulation methodology with the assistance of external third-party experts to calculate the fair-value using the Company’s common stock at time of conversion. The significant assumptions included the volatility rate and risk-free rate based upon the yield of the U.S. Industrials B curve.”

Note 4 – Redeemable Preferred Stock, page 88 Series B Preferred Stock, page 88

5.	We note that the conversion rate is subject to adjustment from time to time if certain events occur. Please expand your disclosures in future filings to identify the nature of those certain events.

Response:

The Registrant will include the following expanded disclosure in Note 4 in its Annual Report on Form 10-K for the period ended December 31, 2013, and in future periodic reports:

“The conversion rate is subject to adjustment from time to time upon the following events: a distribution or dividend of Common Stock, certain subdivisions and combinations of the Common Stock, the issuance to holders of Common Stock of certain rights or warrants to purchase Common Stock, certain dividends or distributions of capital stock, evidences of indebtedness, other assets or cash to holders of Common Stock, or, under certain circumstances, a payment we make in respect of a tender offer or exchange offer for Common Stock.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 1. Condensed Consolidated Financial Information, page 1

Note 1 – Basis of Presentation and Nature of the Business, page 6

6.	We note that during the second quarter, you revised your presentation of biodiesel government incentives revenue and biodiesel cost of goods sold to reflect the blenders credit refunded to customers as a reduction of biodiesel government incentives revenues verses biodiesel cost of goods sold. We have the following comments in this regard:

November 8, 2013

•	Expand your accounting policy to discuss the nature of your obligation to provide customers with refunds related to the blenders credit and how and when such amount is determined and recognized; and

•	With reference to ASC Topic 605-45, please fully address the appropriateness of netting the amount refunded to customers against the biodiesel government incentives revenues recognized.

Response:

The Registrant concluded that the presentation of the cash amounts to be passed through to customers as a reduction of revenue is supported by ASC Subtopic 605-50, Revenue Recognition – Customer Payments and Incentives (“ASC 605-50”). Specifically, the Registrant determined that the cash amount of blender tax credits passed through to customers is analogous to consideration given by a vendor to a customer. ASC 605-50-45-2 addresses a vendor’s income statement characterization of consideration given to a customer (including a reseller), stating:

Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.	The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.

The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess

November 8, 2013

amount shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.

The Registrant does not believe the presumption of being characterized as a reduction of revenue has been overcome as conditions (a) and (b) above have not been met.

The Registrant is a vendor who paid cash consideration to certain of its customers pursuant to sales contracts that allow such customers to share in the value of 2013 retroactively enacted federal blender tax credit collected by the Registrant. Accordingly, the Registrant reduced its reported overall revenue presentation for the cash payments. Total revenue is the metric utilized during discussions with investors and analysts and is appropriately reduced by the amounts paid to customers. Accordingly, the Registrant concluded that the presentation of the cash amounts to be passed through to customers should be recorded as a reduction in revenue under ASC 605-50.

In considering ASC Topic 605-45, the Registrant believes it is clear that in all historical periods presented (including the period of time covered by the reinstatement of the federal blenders tax credit on January 2, 2013), the Registrant earned the blenders tax credit from the government by virtue of the blending and sales efforts they (rather than their customers) undertook. The Registrant is the principal in earning and receiving the blenders tax credit from the government. The Registrant does not act as an agent in collecting the blenders tax credit on behalf of their biodiesel customers. Hence, government biodiesel revenue is presented gross rather than net in the statement of operations for all periods presented.

The Registrant presents two sub-captions under the revenue heading – “Biodiesel sales” and “Biodiesel government incentives.” It had previously recorded the customer payments against the “biodiesel government incentives” sub-caption. Upon further consideration of this issue, the Registrant now believes it should have reduced the “Biodiesel sales” revenue sub-caption rather than “Biodiesel government incentives” sub-caption. Recording the cash amount passed through to customers as a reduction in biodiesel revenue recognized was deemed to be consistent with the guidance cited above.

Therefore, in the third quarter of 2013, the Registrant disclosed an immaterial restatement of biodiesel sales revenue sub-caption and biodiesel government incentives revenue sub-caption from amounts previously reported in the first

November 8, 2013

and second quarters to reflect the blenders tax credit amount refunded to customers as a reduction of biodiesel sales revenue versus biodiesel government incentives revenue.

The Registrant has expanded the description of its revenue recognition accounting policy in response to the Staff’s comment as follows (additional language in response to the Staff’s comment is highlighted in bold italics, amounts in thousands):

“Revenue associated with governmental incentive programs are recognized when the amount to be received is determinable, collectability is reasonably assured and the sale of product giving rise to the incentive has been recognized.

While in general the Company has not historically offered sales incentives to customers, the uncertainty around the reinstatement of the federal blenders’ tax credit led to the introduction of such an incentive during 2012. Specifically, during 2012 the Company negotiated contracts with certain customers to allow such customers to share in the value of federal blenders tax payments if the law were to be reinstated. The federal blenders tax credit was reinstated on January 2, 2013 and the Company recognized $69,534 of cash payments owed to customers as a reduction of Biodiesel sales revenue. Before 2012, the Company did not have similar contracts and none of its sales subsequent to December 31, 2012 contain such provisions.”

The Registrant has also included disclosure in Item 5 and Note 1 of the Form 10Q including the sub-caption change and its impact on prior quarters in 2013.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

November 8, 2013

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White

Blair W. White

cc:	Jeffery Stroburg

Daniel J. Oh

Chad Stone